UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

KOHL’S CORPORATION

(Exact name of registrant as specified in its Charter)

Wisconsin	001-11084	39-1630919
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.

N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin		53051
(Address of principal executive offices)		(Zip code)

Jennifer Kent

Senior Executive Vice President, Chief Legal Officer and Corporate Secretary

(262) 703-7000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Kohl’s Corporation (together with its consolidated subsidiaries, “Kohl’s” or the “Company”) is filing this Specialized Disclosure Report on Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period of January 1 to December 31, 2024. The Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is available on Kohl’s website at https://investors.kohls.com/governance/governance-documents/default.aspx.

The information contained on Kohl’s website is not incorporated by reference into this Specialized Disclosure Report on Form SD or the Conflict Minerals Report attached hereto as Exhibit 1.01 and should not be considered to form part of either report.

Item 1.02	Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not Applicable.

Section 3 - Exhibits

Item 3.01	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KOHL’S CORPORATION

By:	/s/ Jennifer Kent	Date: May 30, 2025
Jennifer Kent Senior Executive Vice President, Chief Legal Officer and Corporate Secretary